UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 9, 2009

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to their Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Hans-Ulrich Doerig to be appointed Chairman of Credit Suisse Group

•	Walter B. Kielholz has decided to step down as Chairman in order to focus on his new role at Swiss Re. He will stand for re-election as a Board member of Credit Suisse Group with no functional duties.

•	Urs Rohner will be proposed for election to the Board of Directors and, if elected, will assume the role of full-time Vice Chairman.

•

Andreas Koopmann, Chief Executive Officer (CEO) of Bobst Group, and John Tiner, former CEO of the UK Financial Services Authority (FSA), will be proposed for election to Credit Suisse Group’s Board of Directors.

•	Richard E. Thornburgh, a member of the Board since 2006, will become Chairman of the Risk Committee in place of Hans-Ulrich Doerig.

•	Thomas W. Bechtler will stand down from the Board, having served for the maximum five terms.

Zurich, March 9, 2009 Credit Suisse Group today announced a number of changes to the Board of Directors. Credit Suisse has had a good start to 2009 and, in view of the bank’s very strong capital base, clear strategy, experienced Board of Directors and excellent management team, the Board believes that this is an appropriate moment to make these changes. Hans-Ulrich Doerig, currently Vice Chairman, will, subject to his re-election as a Board member at the Annual General Meeting (AGM) on April 24, 2009, be appointed as Chairman with effect from that date. Mr. Doerig takes over from Walter B. Kielholz, who has decided to step down as Chairman of Credit Suisse Group to enable him to focus on his new role as Chairman of Swiss Re. Mr. Kielholz will, however, stand for re-election to the Board of Credit Suisse Group as a member with no functional duties.

Urs Rohner, currently Chief Operating Officer and General Counsel of Credit Suisse, will be proposed for election to the Board of Directors at the AGM and, if elected, will assume the role of full-time Vice Chairman. John Tiner, CEO of the UK firm Resolution and former CEO of the UK FSA, and Andreas Koopmann, CEO of Bobst Group, will be proposed for election to the Board of Directors of Credit Suisse Group. Richard E. Thornburgh, a member of the Board since 2006, will become Chairman of the Risk Committee, in place of Hans-Ulrich Doerig. Thomas W. Bechtler, a Board member since 1994, will stand down from the Board, having served for the maximum five terms.

Hans-Ulrich Doerig said: “Credit Suisse owes a great debt of gratitude to Walter Kielholz for the enormous contribution he has made by leading the transformation of the bank over the past few years. We are

Media Release
March 9, 2009 Page 2/3

pleased that he will remain on our Board. I am honored to take over as Chairman at a very important time in the bank’s history and I look forward to continuing to work closely with the other members of the Board, Brady Dougan and the management team.”

He continued: “I am delighted that we are able to propose Andreas Koopmann, Urs Rohner and John Tiner for election to the Board. They will each be able to make a very important contribution to the continuing success of Credit Suisse. The Board is convinced that Urs Rohner’s significant role in the bank’s success to date prepares him well for his new position as Vice Chairman. In his current role, he has been responsible for the development of the bank’s strategy, efficiency management, human capital and legal and regulatory affairs. I look forward to working very closely with Urs as Vice Chairman.”

Brady Dougan said: “Management and the Board have enjoyed a close working partnership, which has been instrumental in positioning Credit Suisse well during a challenging market environment. Hans-Ueli and I have worked together for 20 years, and we look forward to continuing to build on that partnership. Credit Suisse is in a very good position to weather difficult markets if they persist in the coming months and to prosper when they recover.”

Walter B. Kielholz said: “I am pleased that I am able make this transition, knowing that Credit Suisse is in a very strong position. Over the past few years, the members of the Board have worked very closely with the management team to develop the strategy and to strengthen our Board and Corporate Governance model. The proposal to elect three new members means that the Board will be able to continue this strategic progress under the leadership of Hans-Ueli; he has been a member of the senior management of Credit Suisse since 1982 and brings unique depth of experience, gained in his 35 years with our bank.”

Urs Rohner will be succeeded as General Counsel by Romeo Cerutti, currently a senior member of the General Counsel organization. Mr. Cerutti will be appointed to the Executive Board of Credit Suisse with effect from April 24, 2009.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 47,800 people. Credit Suisse is comprised of a number of legal entities around the world and is headquartered in Zurich. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Media Release
March 9, 2009 Page 3/3

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies;
•	the ability to achieve our cost efficiency goals and other cost targets; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: March 9, 2009
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse